Filed by New RMR Asia Pacific Real Estate Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: New RMR Asia Pacific Real Estate Fund

Commission File No. 811-22260

RMR ASIA PACIFIC REAL ESTATE FUND

RMR ASIA REAL ESTATE FUND

400 Centre Street

Newton, Massachusetts 02458

May 18, 2009

Dear Shareholder:

The June 4, 2009 Joint Special Meeting of stockholders of RMR Asia Pacific Real Estate Fund and RMR Asia Real Estate Fund is fast approaching, and according to our latest records, we have not received your vote. Your Board of Trustees unanimously recommends that shareholders vote FOR the approval of the reorganization agreements.

Your vote is important.  To make sure that your shares are represented at the meeting, please vote today by telephone, via the Internet, or by signing and returning the enclosed proxy card in the envelope provided.

Very truly yours,

JENNIFER B. CLARK

Secretary

RMR Asia Pacific Real Estate Fund

RMR Asia Real Estate Fund

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at (877) 750-9496

The communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including New RMR Asia Pacific Real Estate Fund, the surviving fund in the reorganizations.  Investors and security holders of the funds are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) carefully in their entirety because they contain important information about the reorganizations.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully; the Joint Proxy Statement/Prospectus contains important information regarding the investment objectives, risks, charges, expenses and other important information about New RMR Asia Pacific Real Estate Fund that investors and security holders of the funds are urged to read and consider in their entirety.

Investors may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.